Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A

(Form Type)

TESSCO Technologies Incorporated

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$86,918,184	0.0001102	$9578.38
Fees Previously Paid	-		-
Total Transaction Valuation	$86,918,184
Total Fees Due for Filing			$9578.38
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$9578.38

(i)	Title of each class of securities to which transaction applies:

Common Stock, $0.01 par value per share (“Common Stock”), of TESSCO Technologies Incorporated (the “Registrant”)

(ii)	Aggregate number of securities to which transaction applies:

As of the close of business on May 19, 2023, the maximum number of shares of Common Stock to which this transaction applies is estimated to be 9,657,576, which consists of: (a) 9,249,704 issued and outstanding shares of Common Stock; (b) 392,872 shares of Common Stock underlying options, restricted stock units awards and performance stock awards; and (c) 15,000 shares to be issued upon termination of the Registrant’s employee stock purchase plan,

(iii)          Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the product of (a) 9,657,576 shares of Common Stock exchangeable for per share cash merger consideration, and (b) per share cash merger consideration of $9.00 (such product, the “Total Consideration”). The filing fee equals the product of 0.0001102 multiplied by the Total Consideration.